UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

FLEX LTD.
(Exact Name of Registrant as Specified in Its Charter)

Singapore	0-23354	98-1773351
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

12515-8 Research Blvd, Suite 300, Austin, Texas	78759
(Address of principal executive offices)	(Zip Code)

Kevin Krumm, Chief Financial Officer, (512) 425-7929
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

The Conflict Minerals Report of Flex Ltd. (“Flex”) is filed as Exhibit 1.01 to this report on Form SD. Flex’s determination and related disclosures relating to its reasonable country of origin inquiry, as the term is used in Item 1.01 of Form SD, and materials that may come from recycled and scrap sources are included in Flex’s Conflict Minerals Report and incorporated by reference herein. The Conflict Minerals Report is available through the Investor Relations section of our website at www.flex.com. The content of any website referenced in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02 Exhibit

The registrant’s Conflict Minerals Report for the year ended December 31, 2025 is attached hereto as Exhibit 1.01.

Section 2 — Exhibits

Item 2.01 — Exhibits

Exhibit 1.01 — Conflict Minerals Report of Flex Ltd., as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Flex Ltd.

By:	/s/ Kevin Krumm	Date: May 29, 2026
Name:	Kevin Krumm
Title:	Chief Financial Officer

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